SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Kosan Biosciences Incorporated

(Name of Subject Company)

Kosan Biosciences Incorporated

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

50064W 10 7

(CUSIP Number of Class of Securities)

Helen S. Kim
President and Chief Executive Officer
Kosan Biosciences Incorporated
3832 Bay Center Place
Hayward, CA 94545
(510) 732-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Persons Filing Statement)

With a copy to:
Suzanne Sawochka Hooper
Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155
(650) 843-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on May 29, 2008, as amended (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the “Schedule 14D-9”) by Kosan Biosciences Incorporated, a Delaware corporation (the “Company”), relating to the tender offer made by KB Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“BMS”), disclosed in a Tender Offer Statement on Schedule TO, dated May 29, 2008 (as amended or supplemented from time to time), to purchase all of the outstanding shares of common stock, $0.001 par value per share, of the Company, including the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company, issued pursuant to the Rights Agreement, dated as of October 5, 2001, between the Company and Mellon Investor Services LLC, as the rights agent, as amended, at a purchase price of $5.50 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 29, 2008 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time). Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the section entitled “Completion of Tender Offer”:

“At 12:00 midnight, New York City time, on Wednesday, June 25, 2008, the Offer expired as scheduled.  The Offer was not extended.  Approximately 41,449,606 shares of Common Stock were tendered and not withdrawn prior to the expiration of the Offer, including 1,682,151 subject to guaranteed delivery procedures.  The Purchaser has accepted all validly tendered and not withdrawn shares of Common Stock for payment.  The shares of Common Stock tendered and not withdrawn represent approximately 97.1% of the Company’s shares of Common Stock.”

On June 26, 2008, BMS announced in a press release that the Offer had been completed.

Item 9. Exhibits.

Exhibit No.	Description

(a)(1)(K)	Press Release issued by BMS on June 26, 2008 (incorporated by reference to Exhibit (a)(5)(E) to Amendment No. 2 to the Schedule TO filed by KB Acquisition Corp. and BMS on June 26, 2008)

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KOSAN BIOSCIENCES INCORPORATED

By:	/s/ Jonathan K. Wright
Name:	Jonathan K. Wright
Title:	SVP, General Counsel & Secretary

Dated: June 26, 2008

3

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(K)	Press Release issued by BMS on June 26, 2008 (incorporated by reference to Exhibit (a)(5)(E) to Amendment No. 2 to the Schedule TO filed by KB Acquisition Corp. and BMS on June 26, 2008)